NEWS RELEASE
Storm Cat Energy Corporation Closes $10.5 million Private Placement

CALGARY, AB and DENVER – (PR Newswire) – September 28, 2005 – Storm Cat Energy Corporation (SME–TSX.V) (the “Corporation”) is pleased to announce that it has closed its previously announced private placement financing.

The financing consisted of a total of 1,875,000 units priced at $2.40 per unit, for gross proceeds of $4,500,000 CDN, and 2,142,858 flow-through common shares priced at $2.80 per share, for gross proceeds of $6,000,000 CDN (the “Offering”). Each unit comprises one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable to purchase one additional common share at a price of $3.00 per share for a period of 18 months from closing. None of the securities distributed under the Offering may be traded on the TSX Venture Exchange or otherwise sold in Canada or to or for the benefit of a resident of Canada before January 28, 2006 unless permitted under Canadian securities legislation and the rules of the TSX Venture Exchange.

The TSX Venture Exchange has conditionally approved the subject private placement subject to the filing of final documents.

In connection with the Offering, the Corporation paid agents’ commissions to three registered dealers, consisting of approximately $787,500 in cash payments and 301,339 agents’ warrants. Each agent’s warrant entitles the holder to purchase one Common share of the Corporation at a price of $2.40 CDN per share on or before March 27, 2007.

The Corporation will use the net proceeds from the sale of the units to further its exploration and development program in the Powder River Basin, Wyoming and for general corporate purposes. All of the proceeds from the sale of flow-through common shares will be used to incur exploration and development expenses which qualify as CEE under the Income Tax Act (Canada), with the Corporation’s current principal focus in Canada being on its project in Elk Valley, British Columbia.

Management Comment

J. Scott Zimmerman, Storm Cat’s President and CEO, said, “Funding from this Canadian private placement allows the Corporation to aggressively pursue the terms of its farm-in agreement in Elk Valley. The strong support from the Canadian investment community on this offering reflects faith in the Corporation’s ability to acquire, explore and develop unconventional resources in the Canadian Provinces”

For further information, please contact Scott Zimmerman, President & Chief Executive Officer, or Paul Wiesner, Chief Financial Officer at (87-STORMCAT) 1-877-867-6228; www.stormcatenergy.com.

About Storm Cat Energy

Storm Cat Energy is an independent oil and gas company focused on the pursuit, exploration and development of large unconventional gas reserves from fractured shale, coal beds and tight sand formations. The company has producing properties in Wyoming’s Powder River Basin, exploitation/development acreage in Canada, and high-risk, high-reward exploration acreage in Mongolia. The company’s shares trade on the Toronto Venture Exchange under “SME.”

By Order of the Board of Directors

Storm Cat Energy Corporation

J. Scott Zimmerman

President & Chief Executive Officer

Caution Regarding Offering in the United States

This press release is not an offer to sell or a solicitation of an offer to buy any of these securities in the United States. The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Caution Regarding Forward Looking Statements

This publication contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995. Such statements are based on the Corporation’s current expectations, estimates and projections about the industry, management’s beliefs and certain assumptions made by it; and involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Corporation’s operations, markets, products and prices and other risk factors. Words such as “anticipates”, “expects”, “intends”, “plans”, “believes” or similar expressions are intended to identify forward-looking statements. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the volatility of natural gas prices, the possibility that exploration efforts will not yield economically recoverable quantities of gas, accidents and other risks associated with gas exploration and development operations, the Corporation’s need for and ability to obtain additional financing, and the other risk factors discussed in greater detail in the Corporation’s various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Corporation’s Form 20-F dated July 1, 2005.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.